April 14, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re:	AudioEye, Inc. Registration Statement on Form S-3 Filed April 1, 2020 (Commission File No. 333-237545)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AudioEye, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Wednesday, April 15, 2020, at 10:00 a.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Heath Thompson
By:	Heath Thompson
Chief Executive Officer

cc: Katherine F. Ashton, Bryan Cave Leighton Paisner LLP